Exhibit 99.1

NEWS RELEASE

EURASIAN MINERALS AND BULLION MONARCH MINING ENTER INTO MERGER AGREEMENT

Vancouver, British Columbia, February 7, 2012- Eurasian Minerals Inc. (TSX-V: EMX; NYSE Amex: EMXX) (“EMX”) and Bullion Monarch Mining, Inc. (OTCQB: BULM; FRA: BMJ) (“BULM”) are pleased to announce that they have entered into a definitive agreement (the “Agreement”) with respect to a proposed merger of BULM with a wholly-owned subsidiary of EMX (the “Transaction”). EMX has agreed to acquire all of the outstanding common shares of BULM for which BULM shareholders will receive 0.45 of an EMX common share and US$0.11 in cash for each BULM share held. The Transaction is expected to close in the second quarter of 2012 and the BULM shares will cease trading thereafter.

The combined company will hold more than 145 properties on five continents, as well as a currently paying 1% gross smelter return (GSR) royalty on several of Newmont Mining Corporation’s operations and projects on the Carlin Trend in Nevada, including the Leeville mine and the Four Corners project. This royalty paid BULM more than US$20 million in the last six years and more than US$6 million in fiscal 2011 alone.

Following the closing of the Transaction, it is expected that BULM President James (Andy) Morris will join the EMX board of directors and BULM chairman and chief executive officer R. Don Morris will be appointed to the EMX advisory board.

Based on the consideration offered in the Agreement and current outstanding shares, the value of the total Transaction consideration approximates US$45.8 million and represents a 64% acquisition premium, based on 30-day volume-weighted average prices and average exchange rates through February 7, 2012. Although not free from uncertainty, the anticipated structure of the Transaction is expected to allow BULM shareholders to defer the majority of the United States tax effects of the Transaction until they ultimately decide to sell the EMX shares received as consideration.

The Transaction is subject to, among other things approval of the BULM common shareholders at a special meeting to be held to approve the Transaction. The Transaction is also subject to receipt of all necessary regulatory and stock exchange approvals and other customary closing conditions.

Officers, directors and certain significant shareholders of BULM have entered into voting agreements with EMX pursuant to which they agreed to vote the BULM shares beneficially owned by them (collectively representing approximately 40% of BULM’s outstanding common shares) in favor of the Transaction, subject to the terms and conditions set forth in the voting agreements.

Pursuant to the Agreement, BULM is subject to customary non-solicitation covenants. In the event a superior proposal is made, EMX has the right to match such proposal, and in the event BULM’s board of directors changes its recommendation or terminates the Transaction under certain circumstances, BULM has agreed to pay EMX a termination fee of US$4 million. In certain other circumstances where the Transaction is not completed, EMX could be obligated to pay BULM a reverse termination fee of US$1 million.

Important Information for Investors and Stockholders
This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of EMX or a solicitation of any proxy, vote or approval. EMX will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of BULM that also constitutes a prospectus of EMX. EMX and BULM also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed Transaction.

INVESTORS AND STOCKHOLDERS OF BULM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain free copies of these documents when available free of charge under EMX’s profile on SEDAR at www.sedar.com and from the SEC at its website at www.sec.gov, or by accessing EMX’s website at www.eurasianminerals.com under the heading “Investors” and from EMX directly by contacting Scott Close, Director of Investor Relations: (303) 973-8585. Documents will also be available at BULM’s website at www.bullionmm.com under the heading “investors” and from BULM directly by contacting Joseph Morris, Director of Investor Relations: (801) 426-8111. EMX, BULM, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BULM in connection with the proposed Transaction. Information about the directors and executive officers of BULM is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on August 29, 2011. Information about the directors and executive officers of EMX can be found in its 2011 management information circular dated July 19, 2011, which is available at www.sedar.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

About Eurasian Minerals Inc. EMX is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. EMX currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition, royalty growth and merchant banking. Visit EMX’s website at www.eurasianminerals.com for more information.

About Bullion Monarch Mining BULM is a publicly traded gold-focused exploration royalty company with additional interests in oil-shale technology. The majority of BULM’s current royalty revenues are derived from a high-quality claim block located in Northeastern Nevada’s Carlin Trend. BULM’s portfolio provides for direct leverage to commodity prices as well as the exploration potential of world-class ore deposits. Visit BULM’s website at www.bullionmm.com for more information.

Cautionary Statement Regarding Forward-Looking Statements
Certain statements contained in this press release include “forward-looking statements” that involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements. Examples include the parties’ ability to consummate the proposed Transaction and timing thereof, the benefits and impact of the proposed Transaction, including tax effects to shareholders, the combined company’s ability to achieve synergies and value creation that are contemplated by the parties, EMX’s ability to promptly and effectively integrate BULM’s business and the diversion of management time on Transaction-related issues.

These forward-looking statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecast” or similar expressions. EMX and BULM believe these judgments are reasonable, but you should understand that no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial conditions of EMX, BULM or the combined company, due to a variety of important factors.

EMX and BULM caution you that you should not rely unduly on these forward-looking statements, which reflect their current beliefs and are based on information currently available. Neither EMX nor BULM undertakes any obligation to update or revise any forward-looking statements as of any future date. Additional information concerning these statements and other factors can be found in EMX’s and BULM’s filings with securities regulatory authorities in Canada or the SEC, as applicable.

The NYSE Amex, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.